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                             January 18, 2024

       Dwight Gorham
       Chief Executive Officer
       IntelGenx Technologies Corp.
       6420 Abrams
       Saint Laurent, Quebec
       H4S 1Y2, Canada

                                                        Re: IntelGenx
Technologies Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 9,
2024
                                                            File No. 024-12386

       Dear Dwight Gorham:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Richard Raymer